                                                               EXHIBIT (a)(1)(B)



NEXTWEB [MYNET] OVERVIEW
EMPLOYEE STOCK OPTION EXCHANGE OFFER

CONEXANT EMPLOYEE STOCK OPTION EXCHANGE OFFER

This is an overview of Conexant Systems, Inc.'s "Offer to Exchange Outstanding Options to Purchase Common Stock" (Employee Stock Option Exchange Offer). THIS IS A SUMMARY ONLY; SEE THE FULL TEXT OF OFFER FOR DETAILS.

If you have questions after reviewing these materials, please send them to: stockadmin@conexant.com or leave a voice mail message at: VPN 483-4525 (off net:
949-483-4525). Throughout the exchange period we will update this nextweb [MyNet] site with the most frequently asked questions and their answers that have not already been covered here.

-  The Offer

-  Purpose of the Offer

-  What You Can Exchange

-  Making Your Election

-  Important Additional Information

THE OFFER

Conexant is offering employees the opportunity to exchange all outstanding stock options that have an exercise price of $25 per share or higher (these are Eligible Options) for Replacement Options. To participate in this offer, before October 2, 2001, at 5 p.m. Pacific Daylight Time (the Expiration Date), employees holding Eligible Options will need to complete and submit an online election form. If you don't complete the election form by 5 p.m. PDT on Oct. 2, YOU WILL NOT BE ABLE TO PARTICIPATE IN THE OFFER.

The Replacement Options will be granted on April 3, 2002, and will have an exercise price equal to the closing price of Conexant's common stock that day.

This is a one-for-one replacement offer. For each Eligible Option you elect to exchange, you will receive one Replacement Option.

All employees, both in the U.S. and abroad, who are currently holding stock options are eligible to participate.

PURPOSE OF THE OFFER

Many of Conexant's outstanding employee options, whether or not they currently can be exercised, have exercise prices that are significantly higher than the current market price of the common stock. By making this offer, Conexant intends to maximize shareowner value by creating better performance incentives and increasing retention of our valuable employee talent.

NO ONE CAN GUARANTEE THAT THE REPLACEMENT OPTIONS WILL HAVE A LOWER EXERCISE PRICE THAN THE ELIGIBLE OPTIONS. However, Conexant's Board of Directors believes that the offer may create a better chance for some participants to obtain value from their options and the stock option program in the short term. The Board of Directors recognizes that the decision to accept the offer is an individual one that should be based on a variety of factors. You should consult your personal advisors if you have questions about your financial or tax situation.

WHAT YOU CAN EXCHANGE

You can exchange any or all option grants that are eligible ($25 per share or higher), but you cannot turn in part of a grant. For example, you could decide to exchange the options you were granted in January 2000 and July of 2000, since both of these option grants have exercise prices over $25, or you could elect to turn in only one of the two. But say you were given 100 shares during each of these option grants. You cannot decide that for the January grant you want to keep 50 and turn in 50. You have to turn in ALL shares from each eligible option grant.

You also should be aware that if you decide to exchange ANY Eligible Options, you MUST exchange all options granted to you on or after six months prior to the Expiration Date. This includes all options granted on or after April 2, 2001, EVEN IF THE EXERCISE PRICE OF SUCH OPTIONS IS LESS THAN $25 PER SHARE.

MAKING YOUR ELECTION

To accept this offer, you must make your election and submit the online election form before the Expiration Date on Oct. 2, 2001, at 5 p.m. PDT. Certain non-U.S. employees must also sign and fax a copy of the election form. Please see the Full Text of Offer document for details. You do not need to return your stock option agreements for your Eligible Options to accept the offer; they will be automatically cancelled when your Eligible Options have been accepted for exchange.

WHEN YOU GO TO THE MELLON WEB SITE, THE LOG-ON SCREEN WILL REQUEST THE FOLLOWING
INFORMATION:

GLOBAL ID NUMBER: This is your U.S. Social Security number or International ID number

PERSONAL IDENTIFICATION NUMBER (PIN): Enter your stock option PIN*

SYMBOL: Enter the Conexant stock symbol -- CNXT

(*Mellon sent you a PIN number when this site was established recently. That number has not changed unless you changed it. If you have misplaced or forgotten your PIN, you can contact Mellon at: 888-470-5829 or their web site for a new one. IT CAN TAKE 10-14 DAYS TO RECEIVE YOUR NEW PIN, SO PLEASE DO NOT WAIT
UNTIL THE LAST FEW DAYS TO REQUEST A NEW ONE.)

After you make your election, you will see a confirmation number on the Mellon site, which you can print and keep for your records. Shortly thereafter, you will also receive an email from Mellon confirming your election.

You will be able to change your election as many times as you want, but the election you have in place at 5 p.m. PDT on Oct. 2, 2001, will be considered your final election.

IMPORTANT ADDITIONAL INFORMATION

DEADLINE EXTENSION -- If, for any reason, Conexant needs to extend the Expiration Date for this offer beyond Oct. 2, 2001, the subsequent Replacement Option Grant Date would have to be moved out by a corresponding number of days.

VESTING -- Your Replacement Options will vest according to the same vesting schedule and with the same vesting commencement date as the Eligible Options for which they were exchanged.

TERMINATION OF EMPLOYMENT -- If for any reason you are not employed by Conexant or one of its subsidiaries from the Expiration Date (Oct. 2, 2001) through the Replacement Option Grant Date (April 3, 2002), you will not receive any Replacement Options or any other consideration in exchange for the Eligible Options you have exchanged.

If your employment with Conexant or one of its subsidiaries terminates after you tender your options but prior to the Expiration Date, you will not be eligible to participate in the offer. Participating in this offer does not guarantee you a job at Conexant or any of its subsidiaries.

TERMS AND CONDITIONS -- In general, most employees will be able to exercise any vested options the day after the Replacement Option Grant takes place. However, there are some exceptions. In the U.S., if you are a non-exempt employee (that is, entitled to receive overtime pay) you must wait for six months after the Replacement Option Grant Date to exercise your options. In addition, Replacement Options granted to employees of Conexant subsidiaries in certain non-U.S. countries may be subject to different terms and conditions than the Replacement Options granted to people employed in the United States (please see Full Text of Offer for more details).

EXCLUSIONS -- Neither purchase rights granted under the Employee Stock Purchase Plan nor shares of Conexant common stock acquired under the Employee Stock Purchase Plan, 401(k) plan, Peak Performance Plan or other employee plans are eligible to participate in the Employee Stock Option Exchange Program.

We encourage you to review the Full Text of Offer, including the Questions & Answers. If you have questions that you don't think these materials cover, please submit them to stockadmin@conexant.com or leave a voice mail message at:
VPN 483-4525 (off net: 949-483-4525). Check the Questions & Answer section of this site for regular updates.